UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of June 2021

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

Aquamonitrix Revolutionizes Water Quality Monitoring With Sierra Wireless Octave Edge-to-Cloud IoT Solution

Octave all-in-one solution enables company to launch in less than five months a ground-breaking water quality analyzer for accurate, real-time information

VANCOUVER, British Columbia--(BUSINESS WIRE)--June 10, 2021--Sierra Wireless (NASDAQ:SWIR) (TSX:SW), a world leading IoT solutions provider, today announced that Aquamonitrix® is using Sierra Wireless Octave™, the all-in one edge-to-cloud solution for connecting industrial assets to the cloud, to enable its ground-breaking water quality analyzer to provide accurate, real-time information on nitrate and nitrite levels in fresh and effluent water.

Octave Provides Real-Time Continuous Information, Speeds Time-to-Market, and Reduces Costs
Working in conjunction with Sierra Wireless and Sierra Wireless’ partner Linkwave Technologies, Aquamonitrix Ltd – backed by the resources of its parent company T.E. Laboratories (TelLab) - has been able to use Octave to develop a new remote monitoring IoT application that enables water managers to react immediately to nitrate-related pollution events, helping them to avoid fines, environmental damage, and reputation loss. The application also allows for near-continuous monitoring, so that episodic pollution events need no longer go undetected. Users can gather sufficient data to better model and understand nitrate/nitrite sources and treatment dynamics, enabling them to arrive at evidence-based, optimized solutions.

“Octave’s innovative technology helps us capture critical data on water quality every few seconds. By getting up-to-date information on water quality, management can make data-driven decisions and ensure regulatory compliance,” said Alan Staunton, New Product Development Lead, Aquamonitrix. “Moreover, Octave’s efficient power consumption allows longer deployment periods, diminishing maintenance needs, and provides an integrated monitoring solution that is cost-effective.”

By using Octave, engineers at Aquamonitrix did not have to build any IoT infrastructure from scratch and were able to launch the remote monitoring IoT application in less than five months at a predictable cost.

“Being a complete solution, Octave provides not just the edge devices that extract data from the Aquamonitrix sensors, but also cellular connectivity and cloud actions that securely transmit sensor data over low power cellular networks to Aquamonitrix cloud applications,” said Olivier Pauzet, Vice President Product & IoT Solutions, Sierra Wireless.

“Octave enables secured connections from edge devices to any cloud provider or cloud-based application such as Azure Power BI. It also allows companies to simplify their development and de-risk their deployment so that they can focus on their data and creating innovative IoT applications,” said Andrew Newton, CEO, Linkwave Technologies.

Remote Monitoring IoT Application Delivers the Benefits of Real-Time Data Transmission to Users
Aquamonitrix makes access to real-time information on nitrate and nitrite in water systems practical and affordable. Unlike existing real-time analyzers, the Aquamonitrix solution incorporates a separation step that allows it to analyze ‘dirty’ or cloudy real-world samples, without any loss of accuracy or performance. Moreover, because the sensor sits outside the water, it does not succumb to biofouling and is compact, lite-weight and portable. Its total lifetime costs are also low since no specialized technical skills are required to set it up, operate it or service it.

Aquamonitrix has so far been deployed in applications that include catchment management, raw water abstraction monitoring, wastewater treatment optimization, and effluent monitoring.

Visit the Octave case studies section of the Sierra Wireless website to learn more about how IoT developers and industrial companies have used Octave to build industrial IoT applications that have transformed their business.

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit: http://www.sierrawireless.com/sales.

Note to editors:
To view and download images of Sierra Wireless products, visit: http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless
Sierra Wireless (NASDAQ:SWIR) (TSX:SW) is a leading IoT solutions provider that combines devices, network services and software to unlock value in the connected economy. Companies globally are adopting IoT to improve operational efficiency, create better customer experiences, improve their business models and create new revenue streams. Whether it is an integrated solution to help a business securely connect edge devices to the cloud, or a software/API service to help manage processes associated with billions of connected assets, or a platform to extract real-time data to make the best business decisions, Sierra Wireless will work with you to develop the right industry-specific solution for your next IoT endeavor. Sierra Wireless operates a 24/7/365 Global Network Operation Center (GNOC) and R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at https://www.linkedin.com/company/sierra-wireless and on YouTube at https://www.youtube.com/SierraWireless.

“Sierra Wireless” and “Octave” are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Contacts

Louise Matich
Sierra Wireless
Media Relations
+1 236 979 2154
pr@sierrawireless.com

David Climie
Sierra Wireless
Investor Relations
+1 604 321 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ Samuel Cochrane

Samuel Cochrane, Chief Financial Officer

Date: June 10, 2021